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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                           (Amendment No. ________)*


                           Maintenance Depot, Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                 560914 10 3
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                                (CUSIP Number)


  Chris Hansen, Esq., 4275 Executive Square, Suite 800, La Jolla,  CA  92037
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                (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)


                 10-25-00 (Issuer's Effective Reporting date)
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           (Date of Event which Requires Filing of this Statement)

                            CUSIP No.  560914 10 3


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1.  Names of Reporting Persons. I.R.S. Identification Nos. of above persons
    (entities only).
    Solana Venture Group, L.P.
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2.  Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
    Not Applicable.
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3.  SEC Use Only

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4.  Source of Funds (See Instructions)
    WC
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5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
    Items (2)(d) or 2(e) [X]
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6.  Citizenship or Place of Organization
    California
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Number of          7.  Sole Voting Power:  558,663 shares
Shares             ------------------------------------------------------------
Beneficially       8.  Shared Voting Power
Owned by           ------------------------------------------------------------
Each               9.  Sole Dispositive Power:  558,663 shares
Reporting          ------------------------------------------------------------
Person With        10. Shared Dispositive Power
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11. Aggregate Amount Beneficially Owned by Each Reporting Person:
    558,663 shares
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12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
    (See Instructions) [ ]
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13. Percent of Class Represented by Amount in Row (11):
    21%
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14. Type of Reporting Person (See Instructions):
    PN


Item 1.                       SECURITY AND ISSUER

Common Stock, Maintenance Depot, Inc., Maintenance Depot, 516 Monceaux Rd., West Palm Beach, FL 33405.


Item 2.                     IDENTITY AND BACKGROUND

         (a)  Solana Venture Group, L.P.;
         (b)  990 Highland Dr., Suite 110-V, Solana Beach, CA;
         (c)  Investment Partnership;
         (d)  No;
         (e)  No;
         (f)  California

         (a)  Solana Capital Partners, Inc., California
         (b)  990 Highland Dr., Suite 110-V, Solana Beach, CA;
         (c)  General Partner;
         (d)  No;
         (e)  No;
         (f)  California

         (a)  Rick Adams
         (b)  990 Highland Dr., Suite 110-V, Solana Beach, CA;
         (c)  Chief Executive Officer of General Partner;
         (d)  No;
         (e)  No;
         (f)  U.S.

         (a)  Jim Cavataio
         (b)  990 Highland Dr., Suite 110-V, Solana Beach, CA;
         (c)  Chief Operating Officer of General Partner;
         (d)  No;
         (e)  No;
         (f)  U.S.

         (a)  Luke D'Angelo
         (b)  990 Highland Dr., Suite 110-V, Solana Beach, CA;
         (c)  Managing Director and Chief Financial Officer;
         (d)  No;
         (e) Mr. D'Angleo entered into an offer of settlement with the National Association of Securities Dealers ("NASD") in August of 1996 wherein the NASD fined him and barred him from association with any NASD member until the fine is paid and an application to associate with an NASD member is submitted. The proceedings arose from allegations by the NASD that Mr. D'Angleo, while working for an NASD member, solicited loans from at least five customers without disclosing this fact to the member, and subjected the customers to serious risk by failing to disclose material information to such customers.

              In August of 1997, the California Department of Corporations filed two Desist and Refrain Orders, ordering Mr. D'Angelo to desist and refrain from selling securities unless they are qualified or exempt and to desist and refrain from acting as a broker-dealer unless he is licensed or exempt.

         (f)  U.S.


Item 3.        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The securities were purchased by the partnership through a securities purchase agreement wherein the partnership paid in cash. Pursuant to the securities purchase agreement, the partnership may purchase more securities once the Issuer meets certain milestones. (Please see Exhibit 2, "Securities Purchase Agreement")


Item 4.                    PURPOSE OF TRANSACTION

The transaction's purpose was for investment

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

         (a) Pursuant to Exhibit 2, Solana Venture Group, L.P. may purchase more securities of the Issuer once certain milestones have been met;

         (b)  Not Applicable;

         (c)  Not Applicable;

         (d) Pursuant to Exhibit 2, a representative of Solana Venture Group, L.P. shall serve on the board of the Issuer until Solana Venture Group, L.P.'s ownership in the company falls below a certain amount;

         (e)  Not Applicable;

         (f)  Not Applicable;

         (g) Pursuant to Exhibit 2, the board of directors must decide unanimously on the election of board members;

         (h)  Not Applicable;

         (i)  Not Applicable;

         (j)  Not Applicable;


Item 5.              INTEREST IN SECURITIES OF THE ISSUER

         (a)  558,663 shares, comprising 21% of the Issuer's common stock.

         (b) Solana Capital Partners, Inc., acting as General Partner to Solana Venture Group, L.P. has sole power to vote the shares.

         (c)  Not Applicable.

         (d)  Not Applicable.

         (e)  Not Applicable.


Item 6.    CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
                   WITH RESPECT TO SECURITIES OF THE ISSUER

Solana Capital Partners, Inc., pursuant to the limited partnership agreement, shall receive 20% of any profit above a 6% return to limited partners, derived from the partnership's holdings.


Item 7.                MATERIAL TO BE FILED AS EXHIBITS

Please see Exhibit 2, securities purchase agreement.



                                  SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               October 27, 2000
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                                     Date

                               /S/  Rick Adams
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                                  Signature

            Rick Adams, Chief Executive Officer of General Partner
                        Solana Capital Partners, Inc.
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                                  Name/Title


          ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


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